FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 19, 2010

PETROBRAS ENERGIA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGÍA S.A.

APPOINTMENT OF NEW CHIEF EXECUTIVE OFFICER

OF PETROBRAS ENERGIA  S.A.

Buenos Aires, January 19, 2010 – Petrobras Energía S.A. (Buenos Aires: PESA) announces that at the Board of Directors’ Meeting held on January 19, 2010, Carlos Alberto da Costa was appointed Chief Executive Officer of Petrobras Energía S.A. effective February 1, 2010.

Carlos Alberto da Costa joined Petrobras in 1978 and since then he developed a successful professional career and gained extensive technical and management experience in all the oil industry chain. Carlos Alberto da Costa graduated in Geology from Universidad Federal Rural de Río de Janeiro (Brazil) and took a doctor’s degree in Geophysics from Universidad Federal de Bahía (Brazil).

Carlos Alberto da Costa held several positions at Petrobras in Brazil and in other countries including Manager of Petrobras Geophysics Division – Head Office, General Manager of Petrobras Argentina S.A., Vice President of Compañía MEGA S.A., Director of Eg3 S.A., Business Coordinator for Venezuela, Exploration Manager for the International Area, Business Development Manager of Petrobras Uruguay, General Manager and Director of MontevideoGas and Conecta S.A. natural gas distribution companies in Uruguay.

He currently serves as Director of Oil and Gas Exploration and Production of Petrobras Energía S.A. and is a regular member of the Board of Directors of Petrolera Entre Lomas S.A., Petrobras Energía Internacional S.A., Petrobras Energía Ecuador Ltd. and Petrobras Energía Colombia Ltd.

The new Chief Executive Officer was President of the Brazilian Geophysical Society (Sociedade Brasileira de Geofísica), Vice-President of the Society of Exploration Geophysicists (USA) and he currently is a Board member of the Oil and Gas Argentine Institute (IAPG) and PESA’s representative before the Chamber of Hydrocarbon Producers (CEPH).

In addition, the Company’s Board of Directors accepted Décio Fabrício Oddone da Costa’s resignation from his position as Chief Executive Officer of Petrobras Energía S.A., effective February 1, 2010, since the controlling  shareholder Petróleo Brasileiro S.A. requested him to return to Brazil.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA S.A.

Date: 01/19/2010

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney